Exhibit 2.10

AMENDMENT NO. 1 TO

ASSET PURCHASE AGREEMENT AND

NON-COMPETITION AGREEMENT

This Amendment No. 1 to Asset Purchase Agreement and Non-Competition Agreement (this “Amendment”), is dated as of January 8, 2008 (the “Amendment Effective Date”) by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies General IP (Singapore) Pte. Ltd., a company organized under the laws of Singapore (“Seller”), and Lite-On Technology Corporation, a Taiwan corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have previously entered into an Asset Purchase Agreement dated as of October 31, 2007 (the “Purchase Agreement”) and a Non-Competition Agreement, dated as of October 31, 2007 (the “Non-Competition Agreement”);

WHEREAS, the Purchase Agreement and the Non-Competition Agreement each provides that the parties thereto may amend such agreement at any time by written agreement of each party thereto;

WHEREAS, capitalized terms not defined in this Amendment have the respective meanings ascribed to such terms in the Purchase Agreement; and

WHEREAS, the Parties now mutually desire to amend the Purchase Agreement and the Non-Competition Agreement as set forth herein to reflect certain agreements of the Parties with respect to the matters set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.1 Section 2.1.

Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, the Purchased Assets shall be sold, assigned, transferred, conveyed and delivered (“Transferred”) to the Purchaser as follows:

(a) at the Closing the Seller Parties shall, and shall cause their Subsidiaries to, Transfer to Purchaser or, if instructed by Purchaser in writing prior to the Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the Purchased Assets other than the China Purchased Assets, free and clear of all Liens other than Permitted Liens, but in all cases subject to the terms of any licenses granted to third parties existing as of the date of this Agreement or any licenses granted after the date hereof not in violation of this Agreement with respect to such Transferred Business Intellectual Property and Transferred Business Intellectual Property Rights, and subject to the rights granted to Seller in the Avago General IP License Agreement; and

(b) at the China Closing the Seller Parties shall, and shall cause their Subsidiaries to, Transfer to Purchaser or, if instructed by Purchaser in writing prior to the China Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the China Purchased Assets, free and clear of all Liens other than Permitted Liens.”

1.2 Section 2.5.

The following is hereby added as a new Section 2.5 of the Purchase Agreement:

“China Closing. The Parties acknowledge and agree that notwithstanding any other provisions of this Agreement, the consummation of the Transfer to Purchaser or one or more of its Affiliates of the Purchased Assets consisting of tangible personal property located in mainland China and for which title must pass in mainland China (collectively the “China Purchased Assets”) will not occur on the Closing Date and will instead be consummated on the earliest to occur of (i) the date which is two Business Days after the receipt of approval from the Ministry of Commerce and the State Administration for Industry and Commerce of the People’s Republic of China, (ii) February 20, 2008, or (iii) such other date that is mutually agreed upon by the Parties (the date of such Transfer, the “China Closing Date”), and the failure to so Transfer the China Purchased Assets as of the Closing Date shall not be a breach or default of this Agreement. On the China Closing Date, the Parties will enter into, or will cause their respective applicable Subsidiaries to enter into a Local Asset Transfer Agreement or such other instruments of conveyance, to the extent required, providing for the Transfer of the China Purchased Assets to Purchaser or one or more of its Affiliates. To the extent permitted by Law, Purchaser shall assume title to the China Purchased Assets as of the China Closing Date, provided, however that Purchaser shall assume risk of loss to the China Purchased Assets as of the Closing Date.”

1.3 Section 3.2.

Section 3.2(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows.

“(i) On the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, pay to Seller (for its own account and as agent for any other Seller Party unless otherwise provided in any Local Asset Transfer Agreement) an amount equal to (A) $17,600,000, and (B) plus or minus, as applicable, the difference between the Estimated Inventory (as defined in Section 3.2(b)) at the opening of business on the Closing Date (without giving effect to the Closing) and the Base Inventory. Such amount provided for in the immediately preceding sentence shall be payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller no later than one Business Day prior to the Closing.

(ii) On the China Closing Date, Purchaser shall, or shall cause one of its Affiliates to, pay to Seller (for its own account and as agent for any other Seller Party unless otherwise provided in any Local Asset Transfer Agreement) an amount equal to $2,400,000. Such amount provided for in the immediately preceding sentence shall be payable in United States dollars in immediately available federal funds to the bank account or accounts designated by the Seller pursuant to Section 3.2(a)(i) above, or to such other bank account or accounts as shall be designated in writing by Seller no later than one Business Day prior to the China Closing Date.”

1.4 Section 8.1.

Section 8.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Unless this Agreement shall have been terminated pursuant to Article X hereof, the closing (the “Closing”) of the sale and transfer of the Purchased Assets (other than the China Purchased Assets) and the other transactions hereunder (other than the transactions which are to occur at the China Closing) shall take place at the offices of Lite-On Technology Corporation, 392 Ruey Kuang Road, Neihu, Taipei 114, Taiwan at 9:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on January 7, 2008, or at such other time, date and place as shall be fixed by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”).

(b) The China Closing shall take place at the offices of Lite-On Technology Corporation, 392 Ruey Kuang Road, Neihu, Taipei 114, Taiwan at 9:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the China Closing, on the China Closing Date.

(c) The effective time (“Effective Time”) of the Closing for tax, operational and all other matters shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Purchased Assets transferred are located on the Closing Date.

1.5 Section 10.1(b).

Section 10.1(b) of the Purchase Agreement is hereby amended by replacing “February 15, 2008” with “February 29, 2008”.

1.6 Annex A to the Purchase Agreement.

The following definitions are added to Annex A to the Purchase Agreement.

“Base Inventory” means Two Million Four Hundred Seventy Three Thousand One Hundred Sixty Seven U.S. Dollars ($2,473,167).”

“China Closing” means the consummation of the Transfer to Purchaser or one or more of its Affiliate of the China Purchased Assets, the assumption by Purchaser of the Assumed Liabilities associated with the China Purchased Assets.”

“China Closing Date” shall have the meaning set forth in Section 2.5.”

“China Purchased Assets” shall have the meaning set forth in Section 2.5.”

1.7 Schedules to the Purchase Agreement.

(a) Schedule 1 to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

(b) Annex C-1 to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit B attached hereto.

1.8 Section 1(a) to the Non-Competition Agreement. Section 1(a) of the Non-Competition Agreement is hereby amended and restated in its entirety to read as follows:

“1. Non-Competition.

(a) In order that Purchaser may have and enjoy the full benefit of the Business, the Seller Parties agree that for a period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Non-Competition Period”), the Seller Parties shall not, and shall cause their Subsidiaries not to, engage, directly or indirectly, in a Competing Business or acquire more than ten percent (10%) of the outstanding equity interest in any Business Competitor. For purposes of this Agreement: (i) “Competing Business” shall mean designing, developing, researching, manufacturing, supplying, distributing, selling, supporting, maintaining or servicing any IR Product; and (ii) “Business Competitor” shall mean any Person that derived more than 10% of its consolidated gross revenues from Competing Businesses during the four fiscal quarters prior to the Seller Parties or any of their Subsidiaries entering into an agreement providing for the investment in or acquisition of such Person, for which financial statements are available. Notwithstanding the foregoing, the provisions of this Section 1 shall not restrict the Seller Parties or any of their Subsidiaries from: (x) acquiring and operating any Business Competitor so long as (A) the Seller Parties or such Subsidiary divests all or a portion of the Competing Business conducted by such Business Competitor within twelve (12) months of such transaction such that an acquisition by the Seller Party or such Subsidiary of the retained portion of the Competing Business would be permissible under the terms of the foregoing clause “(ii)”; and (B) while owned, the Seller Parties and their Subsidiaries do not provide such Business Competitor with any Licensed Business Technology or Licensed Business Intellectual Property Rights held by the Seller Parties or their Subsidiaries prior to the date of such acquisition; (y) owning, directly or indirectly, solely as an investment, securities of any Person traded on a national securities exchange, provided that no Seller Party or any of its Affiliates (1) is a controlling Person or member of a group that controls such Person and (2) directly or indirectly owns more than ten percent (10%) or more of the voting securities of such Person, or (z) continuing to operate existing lines of business, other than the Business.”

1.9 Miscellaneous.

(a) Except as specifically provided for in this Amendment, the respective terms of the Purchase Agreement and the Non-Competition Agreement shall be unmodified and shall remain in full force and effect.

(b) This Amendment may be executed in counterparts, each of which shall be deemed to be an original and both of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Amendment.

(c) This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Amendment nor any rights or obligations hereunder shall be assigned or delegated by either Party; provided, however, Purchaser may assign any or all of its rights and obligations under this Amendment to any wholly-owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Amendment) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed in connection with a merger, consolidation, conversion or sale of assets of Purchaser. This Amendment is not intended to confer upon any person or entity other than the Parties and their permitted assigns any rights or remedies.

(d) This Amendment may be amended only by a written instrument signed by each of the Parties. No provision of this Amendment may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought. All notices and other communications provided for herein shall be dated and in writing.

(e) This Amendment and all claims arising out of this Amendment shall be governed by, and construed in accordance with, the Laws of Singapore, without regard to any conflicts of law principles that would result in the application of any law other than the law of Singapore.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to Asset Purchase Agreement to be duly executed as of the Amendment Effective Date.

AVAGO TECHNOLOGIES LIMITED

By:	/s/ David M. Perna
Name: David Perna
Title: Vice President and Controller

AVAGO TECHNOLOGIES GENERAL IP (SINGAPORE) PTE. LTD.

By:	/s/ David M. Perna
Name: David Perna
Title: Vice President and Controller

LITE-ON TECHNOLOGY CORPORATION

By:	/s/ Rex Chuang
Name: Rex Chuang
Title: VP of OPTO BU

[Signature Page to APA Amendment No. 1]